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[redacted]

05040626

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING
MAR 0 1 2005
WASH, D.C. 202 SECTION

SEC FILE NUMBER
8- 011526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Julius Baer Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05 SS

OATH OR AFFIRMATION

I, Hector Santiago, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julius Baer Securities Inc., as of February 28, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA J. MOLLO
Notary Public, State of New York
No. 01MO6064465
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Sept. 24, 2005

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. Cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Julius Baer Securities Inc.

(A wholly owned subsidiary of Julius Baer Holding Ltd.)

Consolidated Statement of Financial Condition

December 31, 2004

Julius Baer Securities Inc.
(A wholly owned subsidiary of Julius Baer Holding Ltd.)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Julius Baer Securities Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Julius Baer Securities Inc. and its subsidiary ("the Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of recognizing investment management fees and commissions in 2004.

PricewaterhouseCoopers LLP

February 28, 2005

Julius Baer Securities Inc.

(A wholly owned subsidiary of Julius Baer Holding Ltd.)

Consolidated Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 30,148,500
Cash and securities segregated under federal regulations	9,999,200
Securities owned, at fair value	26,770,600
Securities borrowed	1,825,000
Receivable from brokers, dealers, and clearing organizations	16,100
Fail to deliver	269,500
Accrued fees receivable	26,721,400
Other assets	3,382,000
Total assets	$ 99,132,300
Liabilities and Stockholder's Equity	
Securities sold, not yet purchased	$ 442,400
Payable to brokers, dealers, and clearing organizations	5,900
Fail to receive	356,500
Payable to customers	2,877,700
Accrued compensation and benefits	29,575,600
Accounts payable and accrued expenses	14,032,400
Income taxes payable	10,643,300
Other liabilities	1,194,700
Total liabilities	59,128,500
Commitments and contingencies (Note 6)	
Stockholder's equity	40,003,800
Total liabilities and stockholder's equity	$ 99,132,300

1. Organization and business

Julius Baer Securities Inc. (the "Company", "JBS") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered futures commission merchant under the Commodity Exchange Act. The Company is a wholly owned subsidiary of Julius Baer Holding Ltd.

The Company executes and clears securities transactions for its customers, including the customers of Bank Julius Baer–New York Branch, a related party (the "Branch"). All futures transactions are introduced to and cleared through a registered futures commission merchant. In December, 2004, the Branch announced its intent to sell its private banking business. The effect of such a sale on the Company has not been determined. There is no intent to discontinue the operations of the Company in the next year.

The Company's wholly owned subsidiary, Julius Baer Investment Management LLC ("JBIM", formerly Julius Baer Investment Management Inc.), is an investment adviser and portfolio manager. JBIM's business consists primarily of managing and advising registered mutual funds and investment accounts investing in the international securities markets.

The Company has an agreement with an unrelated party regarding its foreign brokerage activities. Under the agreement, the Company pays to this party any profits from this activity, after application of direct costs and an agreed-upon level of indirect costs. The third party reimburses the Company for any losses, computed under the same formula.

2. Significant accounting policies

The consolidated financial statements include the accounts of JBS and its wholly owned subsidiary, JBIM. All material intercompany balances have been eliminated in consolidation. In May, 2004, JBIM converted from a corporate to a membership structure.

The Company considers money market instruments with remaining maturities of less than ninety days at acquisition to be cash equivalents.

Securities owned are recorded at their fair values.

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to brokers and dealers, clearing organizations, and customers, securities borrowed, and fails to deliver and receive) are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, replaceable on demand, or bear interest at market rates.

Assets and liabilities denominated in foreign currencies are translated at rates prevailing at the reporting date.

Principal and agency securities transactions are recorded on settlement date. Commission revenue and expenses and floor brokerage expenses are recorded on settlement date. The dif-

ference between trade date and settlement date accounting is not material to the financial statements.

Investment management fees are recognized over the period that the related service is provided. Prior to 2004, the Company recognized certain of these fees and related sales commissions on the cash basis, which approximated the recognition of such fees and expenses on the accrual basis. During 2004, the Company changed its method of recognition to the accrual basis. As a result of this change, in the year of the change (2004), the Company recognized one additional month of such fees and expenses. The net effect of these changes was to increase stockholder's equity by $1.3 million. These changes had no effect on the Company's regulatory net capital.

Deferred compensation is recorded when the employees vest.

Deferred assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Customer activity and credit risk

In the normal course of its business, the Company is engaged in securities brokerage activities, primarily with the Branch, for the Branch's customers. These activities expose the Company to credit risk. The Company's activity with the Branch is settled contractually, while settlement with other counterparties is on an actual basis. The Company is therefore exposed to risk of loss on such transactions in the event a counterparty is unable to meet the terms of its contracts. In such a case, the Company would look to the value of the securities underlying the contracts. The Company could suffer a loss if the value realized from the disposition of such securities were insufficient to satisfy the contractual amount of the transaction. This risk exists for all counterparties until contractual settlement date, and for counterparties that do not settle contractually until actual settlement date.

The Company seeks to control this risk by monitoring the credit standing of each counterparty and customer with whom it conducts business.

The Company also clears futures transactions through a futures commission merchant (the "FCM") on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the FCM, the FCM has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the FCM, there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liability for this right, as the Company believes it is unlikely it will have to make material payments associated with this contractual obligation.

4. Related party activity

The Company engages in transactions with affiliates as a significant part of its business. Compensation for and expenses of these transactions are governed by agreements among the parties. These transactions include:

- The Company earns investment management fees for advising Julius Baer-branded funds.
- The Company executes and settles securities transactions for affiliates.
- The Company participates in defined contribution retirement plans sponsored and administered by the Branch.
- The Company is allocated expenses for clearing, occupancy (including rent and depreciation), information technology and system support costs (including depreciation and impairment and IT consulting costs), administration, and management, under the terms of a service level agreement with the Branch.
- The Company pays its parent fees for management and licensing under the terms of a service level agreement.
- An affiliate provided certain services to JBIM's London office through June, 2004. JBIM also leased (until June, 2004) office space in London from the affiliate under an operating lease.
- The Company has a revolving credit agreement for $38 million with the Branch. The agreement provides for interest on outstanding borrowings at the London Interbank Offering Rate. There were no borrowings outstanding at December 31, 2004.
- The Company has a revolving subordinated credit agreement for $10 million with Bank Julius Baer. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowing. There were no borrowings during 2004.

At December 31, 2004, amounts due to or from affiliates were as follows:

Due from affiliates	
Cash and cash equivalents	$ 5,696,200
Receivable from brokers, dealers, and clearing organizations	10,300
Due to affiliates	
Payable to customers	2,877,700
Accounts payable and accrued expenses	11,832,700
Other liabilities	853,400

The Company's cash equivalents and certain of its securities are held in custody by the Branch.

5. **Securities owned and securities sold, not yet purchased**

At December 31, 2004, securities owned and sold, not yet purchased consisted of the following:

	Securities owned	Securities sold, not yet purchased
US government and agency obligations	$ 26,198,900	
Corporate obligations	105,700	
Equities and warrants	271,800	$ 442,400
Other securities	194,200	
	$ 26,770,600	$ 442,400

Securities sold, not yet purchased subject the Company to risk of loss if the market value of the security should rise, and this risk is not limited.

6. **Commitments and contingencies**

Certain employees of JBIM have employment agreements with JBIM and the Company. These agreements provide for annual and deferred compensation. Deferred compensation totaled $97 million at December 31, 2004. This amount vests over a ten year period. The total amount of deferred compensation is adjusted annually based on factors which include JBIM's profitability. Certain defined events may cause the deferred compensation to become fully vested prior to the ten-year vesting period.

7. **Income taxes**

The Company computes its taxes on the net income of JBS as well as its membership share of the net income of JBIM. A deferred tax asset of $2.3 million at December 31, 2004 results from temporary differences, which relate primarily to deferred compensation. No valuation allowance has been provided for the deferred tax asset, since it is more likely than not that it will be realized. The deferred tax asset is included in Other assets in the consolidated statement of financial condition.

8. **Regulatory**

As a registered broker and dealer in securities and a futures commission merchant, the Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). To comply with the SEC's customer protection rule (Rule 15(c)3-3), $4 million in cash and $6 million of U.S. Treasury securities have been segregated in a special reserve account for the exclusive benefit of customers.

The Company is required to maintain minimum net capital (which it computes on a consolidated basis) to meet the requirements of the SEC's Uniform Net Capital Rule (Rule 15(c)3-1,

the "SEC Rule") or CFTC Regulation 1.17 (the "CFTC Rule"), whichever is greater. At December 31, 2004, the Company had consolidated net capital of $8.6 million, which was $4.9 million in excess of required net capital (computed using the SEC Rule) of $3.7 million. The Company's ratio of aggregate indebtedness to net capital was 6.48 to 1.

As permitted by the SEC Rule, the Company computes its net capital on a consolidated basis. The Company's subsidiary had assets and liabilities as follows at December 31, 2004:

Assets		Liabilities	
Cash	$ 28,891,800	Accrued expenses	$ 29,298,300
Securities owned	24,293,300	Other liabilities	6,821,800
Accrued fees receivable	23,185,000		
Other assets	188,700		

The effect of computing net capital on a consolidated basis at December 31, 2004 was to increase the Company's net capital by approximately $19 million.

The Company has a revolving subordinated credit agreement for $10 million with Bank Julius Baer. The agreement has been approved by the Company's self-regulatory organizations, the National Association of Securities Dealers and the National Futures Association, to be counted as "capital" in computing the Company's net capital under the SEC Rule and the CFTC Rule. Any borrowings under the agreement could not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.